Filed Pursuant to Rule 424(b)(3)

Registration No. 333-264456

APOLLO REALTY INCOME SOLUTIONS, INC.

SUPPLEMENT NO. 14 DATED JANUARY 18, 2024

TO THE PROSPECTUS DATED APRIL 20, 2023

This prospectus supplement (this "Supplement") is part of and should be read in conjunction with the prospectus of Apollo Realty Income Solutions, Inc., dated April 20, 2023, (as supplemented to date, the "Prospectus"). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meaning as in the Prospectus. References herein to "we", "us", or "our" refer to Apollo Realty Income Solutions, Inc. and its consolidated subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•
to disclose the transaction price for each class of our common stock sold in our current public offering as of February 1, 2024;
•
to disclose the calculation of our January 3, 2024 and December 31, 2023 net asset value ("NAV") per share/unit for all share/unit classes; and
•
to provide an update on the status of our current public offering;

February 1, 2024 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of February 1, 2024 (and repurchases, if applicable, as of January 31, 2024) is as follows:

Transaction Price (per share)
Class S	$20.7268
Class D	$20.7268
Class I	$20.7268
Class F-S	$20.7268
Class F-D	$20.7268
Class F-I	$20.5347
Class A-I	$20.7693
Class A-II	$20.7268
Class A-III	$20.7268

The transaction price for each of our Class F-I shares and Class A-I shares is equal to such class's NAV per share as of January 3, 2024. A detailed presentation of the NAV per share/unit is set forth below. As of January 3, 2024, we had not sold any Class S shares, Class D shares, Class I shares, Class F-S shares, Class F-D shares, Class A-II shares, or Class A-III shares. As a result, the transaction price for each of our Class S shares, Class D shares, Class I shares, Class F-S shares, Class F-D shares, Class A-II shares, and Class A-III shares is based on our total NAV per share as of January 3, 2024. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price, if applicable, for each share class equals the transaction price of such class.

January 3, 2024 NAV Per Share

NAV per share is calculated in accordance with the valuation guidelines approved by our board of directors. Our NAV per share is posted on our website at https://gwms.apollo.com/realtyincomesolutions and is made available on our toll-free, automated telephone line at 888-926-2688. Please refer to "Net Asset Value Calculation and Valuation Guidelines" in the Prospectus for important information about how our NAV is determined. The Adviser is ultimately responsible for determining our NAV.

Our total NAV presented in the following tables includes the NAV of our Class F-I shares, Class A-I shares, Class E shares and units of ARIS Operating Partnership L.P. (the "Operating Partnership") held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of January 3, 2024 ($ and shares/units in thousands):

Components of NAV	January 3, 2024
Investments in real estate	$174,204
Investments in real estate debt	330,585
Cash	123,598
Other assets	3,990
Mortgage notes at fair value, net of deferred financing costs	(35,598)
Other liabilities	(2,162)
Accrued performance participation allocation	-
Management fee payable	(48)
Net asset value	$594,569
Number of outstanding shares/units	28,686

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of January 3, 2024 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class F-I Shares	Class A-I shares	Class E shares	Third-party Operating Partnership Class A-I Units(1)	Third-party Operating Partnership Class E Units(1)	Total
Net asset value	$107,912	$375,728	$2,590	$106,714	$1,625	$594,569
Number of outstanding shares/units	5,255	18,091	124	5,138	78	28,686
NAV per share/unit as of January 3, 2024	$20.5347	$20.7693	$20.8355	$20.7693	$20.8355	$20.7268

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(1)
Includes the units of the Operating Partnership held by parties other than the Company.

Consistent with our disclosure in the Prospectus regarding our NAV calculation, our investments in real estate and real estate debt are initially valued at cost. In the future, as we establish new values for our real estate investments, we will provide information on key assumptions used in the discounted cash flow methodology and a sensitivity analysis related thereto.

Once we value more than one industrial or retail property, we will include the key assumptions for such property type.

Our total NAV presented in the following tables includes the NAV of our Class F-I shares, Class A-I shares, Class E shares and units of the Operating Partnership held by a party other than the Company. The following table provides a breakdown of the major components of our total NAV as of December 31, 2023 ($ and shares/units in thousands):

Components of NAV	December 31, 2023
Investments in real estate	$174,204
Investments in real estate debt	328,189
Cash	95,205
Other assets	3,546
Mortgage notes at fair value, net of deferred financing costs	(35,591)
Other liabilities	(2,719)
Accrued performance participation allocation	(562)
Management fee payable	(468)
Net asset value	$561,804
Number of outstanding shares/units	27,110

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of December 31, 2023 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class F-I Shares	Class A-I Shares	Class E Shares	Third-party Operating Partnership Class A-I Units(1)	Third-party Operating Partnership Class E Units(1)	Total
Net asset value	$98,968	$353,337	$2,201	$106,329	$969	$561,804
Number of outstanding shares/units	4,820	17,016	106	5,121	47	27,110
NAV per share/unit as of December 31, 2023	$20.5312	$20.7641	$20.8248	$20.7641	$20.8248	$20.7231

___________

(1)
Includes the units of the Operating Partnership held by parties other than the Company.

Our total NAV presented in the following tables includes the NAV of our Class F-I shares, Class A-I shares, Class E shares and units of the Operating Partnership held by a party other than the Company. The following table provides a breakdown of the major components of our total NAV as of November 30, 2023 ($ and shares/units in thousands):

Components of NAV	November 30, 2023
Investments in real estate	$174,004
Investments in real estate debt	270,437
Cash	124,570
Other assets	2,090
Mortgage notes at fair value, net of deferred financing costs	(35,584)
Other liabilities	(2,452)
Accrued performance participation allocation	(495)
Management fee payable	(443)
Net asset value	$532,127
Number of outstanding shares/units	25,777

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of November 30, 2023 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class F-I Shares	Class A-I Shares	Class E Shares	Third-party Operating Partnership Class A-I Units(1)	Third-party Operating Partnership Class E Units(1)	Total
Net asset value	$90,465	$333,417	$1,830	$105,542	$873	$532,127
Number of outstanding shares/units	4,421	16,122	88	5,104	42	25,777
NAV per share/unit as of November 30, 2023	$20.4647	$20.6802	$20.7371	$20.6802	$20.7371	$20.6435

___________

(1)
Includes the units of the Operating Partnership held by parties other than the Company.

Status of Our Current Public Offering

As previously disclosed, we have registered with the Securities and Exchange Commission the offer and sale of a maximum of $5.0 billion in shares of our common stock in a continuous offering (the "Offering"), consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have issued in the Offering approximately (i) 23,290,164 shares of our common stock (consisting of approximately 18,071,090 Class A-I shares and 5,219,074 Class F-I shares) in our primary offering for total proceeds of approximately $472.9 million million and (ii) 62,820 shares of our common stock (consisting of approximately 26,767 Class A-I shares and 36,052 Class F-I shares) pursuant to our distribution reinvestment plan for a total value of approximately $1.3 million. No other classes of shares were issued or sold in the Offering as of the date hereof. We intend to continue selling shares in the Offering on a monthly basis. On January 3, 2024 (the "Exchange Date"), approximately 12,477,404 Class A-I shares were automatically exchanged for approximately 12,502,989 Class A-II shares at an exchange rate based on the NAV per share for our Class A-I shares and our total NAV per share as of the Exchange Date.